The information in this preliminary Canadian offering memorandum is not complete and may be changed. The issuer shall not sell these securities until this preliminary Canadian offering memorandum is delivered in final form. No final investment decision by any prospective purchaser should be taken prior to reading the final Canadian offering memorandum, which will be provided to all investors and supersede this preliminary Canadian offering memorandum. This preliminary Canadian offering memorandum is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 4, 2007
Registration Statement on Form S-1
Registration No. 333-139525
Subject to Completion, Dated October 4, 2007
No.______
CANADIAN OFFERING MEMORANDUM
STRICTLY CONFIDENTIAL
This Canadian offering memorandum constitutes an offering of the securities described herein only in those Canadian jurisdictions and to those persons where and to whom they may be lawfully offered for sale, and therein only by persons permitted to sell such securities. This Canadian offering memorandum is not, and under no circumstances is to be construed as, an advertisement or a public offering of the securities described herein. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence under applicable securities laws.
This Canadian offering memorandum is intended only for Canadian purchasers that meet the qualifications described under “Representation and Agreement by Purchasers” below. The issuer has filed a registration statement (including the attached prospectus) with the Unites States Securities and Exchange Commission (“SEC”) for the offering to which this Canadian offering memorandum relates. Before you invest, you should read this Canadian offering memorandum, the attached prospectus and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
FGX INTERNATIONAL HOLDINGS LIMITED
8,333,334 Ordinary Shares
Dated               , 2007
The Offering
The securities being offered hereby form part of an offering by FGX International Holdings Limited (“FGX”), a British Virgin Islands company, of 6,666,667 Ordinary Shares (the “Primary Offering Shares”) at $         per share, for aggregate gross process of $         . The selling shareholders identified in the attached prospectus are offering an additional 1,666,667 Ordinary Shares (the “Secondary Offering Shares” and together with the Primarily Offering Shares, the “Offered Shares”). In addition, one of the selling shareholders has granted the underwriters of the offering a 30-day option to purchase up to 1,250,000 additional Ordinary Shares from that selling shareholder on the same terms and conditions set forth above to cover over-allotments, if any. The offering is being made primarily in the United States on the terms and conditions described in the accompanying U.S. preliminary prospectus dated October 4, 2007 (as amended or supplemented the “U.S. Offering Document”).
Attached to this Canadian offering memorandum is the U.S. Offering Document, the whole of which is incorporated herein by reference and forms part hereof. The offering in Canada is being made by this Canadian offering memorandum and any decision to purchase the Offered Shares should be made solely on the information contained herein.
The offering in Canada is being made solely in the Provinces of Ontario and Quebec.
Resale Restrictions
The distribution of the Offered Shares in Canada is being made on a private placement basis and is exempt from the requirement that FGX prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of Offered Shares must be made in accordance with applicable securities laws, which vary depending on the province. FGX is not a reporting issuer in Canada within the meaning of applicable Canadian securities legislation. Each purchaser of Offered Shares in Canada acknowledges that the Offered Shares will be subject to the above-described resale restrictions.

Securities laws in the provinces of Canada will permit the resale of the Offered Shares purchased by residents of such province provided that:
(a)	FGX is not a reporting issuer in any jurisdiction in Canada at the distribution date;

(b)	at the distribution date, after giving effect to the issue of the Offered Shares (and any other securities of the same class that were issued at the same time as or as part of the same distribution as the Offered Shares), residents of Canada:
(i)	did not own directly or indirectly more than 10 percent of the outstanding securities of the class, and

(ii)	did not represent in number more than 10 percent of the total number of owners directly or indirectly of securities of the class; and
(c)	the trade is made:
(i)	through an exchange, or market, outside of Canada, or

(ii)	to a person or company outside of Canada.
Purchasers of Offered Shares are advised to seek legal advice prior to any resale of the Offered Shares.
Representation and Agreement by Purchasers
Each purchaser in Canada will be required to enter into a purchase agreement with the dealer through which such purchase is made in respect of the Offered Shares being purchased.
In the purchase agreement, the purchaser will be required to represent that it is purchasing as principal and is entitled to purchase the Offered Shares without the benefit of a prospectus qualified under the applicable securities legislation because it meets one or more of the criteria for an “accredited investor” as defined in National Instrument 45-106 — Prospectus and Registration Exemptions (“NI 45-106”).
In addition, each purchaser of Offered Shares in Ontario will be required to represent in the purchase agreement that the purchaser: (a) was notified by FGX (i) that FGX is required to provide information (the “personal information”) pertaining to the purchaser required to be disclosed in Schedule 1 of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of Offered Shares purchased), which Form 45-106F1 is required to be filed by FGX under NI 45-106, (ii) that the personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106, (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it in securities legislation, (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of the personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC.
Further, by purchasing the Offered Shares, the purchaser acknowledges that its name and other specified information, including the number of Offered Shares it has purchased, may be disclosed to Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. The purchaser consents to the disclosure of that information.

Certain Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Offered Shares pursuant to this offering who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), is or is deemed to be resident in Canada, deals at arm’s length with, and is not affiliated with, FGX or the selling shareholders and holds the Offered Shares as capital property. The determination of whether the Offered Shares are capital property to a holder will depend upon the holder’s particular circumstances. The Offered Shares will generally be considered capital property to a holder unless the holder holds such Offered Shares in the course of carrying on a business, or the holder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. This summary does not address the Canadian federal income tax considerations applicable to: (i) holders of the Offered Shares that are “financial institutions” for purposes of the “mark-to-market” rules in the Tax Act; (ii) holders an interest in which would be a “tax shelter investment,” as defined in the Tax Act; or (iii) holders to which FGX would be a “foreign affiliate” for purposes of the Tax Act. It also does not address the application of alternative minimum tax to individuals.
This summary is based on the current provisions of the Tax Act and the regulations thereunder as well as all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary also takes into account the published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax considerations, which may materially differ from the Canadian federal income tax considerations described herein.
This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of Offered Shares. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Offered Shares, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective holders of the Offered Shares should consult their own tax advisors with respect to their individual circumstances.
     Foreign Exchange
All amounts relating to the acquisition, holding or disposition of the Offered Shares must be expressed in Canadian dollars for the purposes of the Tax Act and the regulations thereunder. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time for the purposes of the Tax Act and the regulations. A holder may realize a capital gain or a capital loss on the disposition or deemed disposition of an Offered Share by virtue of fluctuations in the Canadian/U.S. dollar exchange rate.
     Dispositions
A holder who disposes of or is deemed to dispose of the Offered Shares (including on a purchase of Offered Shares for cancellation by FGX) will generally realize a capital gain (or capital loss) to the extent that the holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Offered Shares to the holder immediately before the disposition. A holder will be required to include in computing income one-half of any resulting capital gain (the “taxable capital gain”) and may deduct one-half of any resulting capital loss (the “allowable capital loss”) against taxable capital gains realized by the holder in the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition generally may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Please refer to the section entitled “Material United States Federal Income Tax and British Virgin Islands Tax Consequences” in the U.S. Offering Document for a summary of foreign tax consequences that may be applicable to a holder of the Offered Shares on a disposition thereof.
     Dividends on Offered Shares
Dividends received or deemed to be received on the Offered Shares by an individual, if any, will be included in the individual’s income and will not be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.
Dividends received or deemed to be received on the Offered Shares by a corporation will be included in computing the corporation’s income and generally will not be deductible in computing the corporation’s taxable income.
Please refer to the section entitled “Material United States Federal Income Tax and British Virgin Islands Tax Consequences” in the U.S. Offering Document for a summary of foreign tax consequences that may be applicable to a holder of the Offered Shares in respect of dividends on the Offered Shares.
     Additional Refundable Tax
A holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including dividends and taxable capital gains.
     Foreign Tax Credit
Subject to the detailed rules and limitations under the Tax Act, a holder may be entitled to claim a full or partial credit or a deduction in computing such holder’s Canadian income tax liability for any foreign withholding or other income tax payable by the holder in respect of dividends received on, or any gain realized on a disposition of, an Offered Share.
     Proposals Regarding Foreign Investment Entities
Bill C-33 containing certain legislation to amend the Tax Act, including revised proposed amendments to the Tax Act generally applicable for taxation years commencing after 2006, regarding the taxation of certain interests in non-resident entities that are “foreign investment entities” (the “FIE Proposals”), received First Reading in the Canadian Senate before the prorogation of Parliament on September 14, 2007.
The FIE Proposals will apply for a taxation year of a holder of an Offered Share if:
•	the holder holds the Offered Share at the end of a taxation year of FGX ending in the holder’s taxation year;

•	at that time, FGX is a foreign investment entity; and

•	at that time, the share is not an “exempt interest”.

Where the FIE Proposals apply for a taxation year of a holder of an Offered Share, such holder will be required to include in income for that year an amount determined, in general terms, by applying a prescribed interest rate to the holder’s “designated cost” of the Offered Share at the end of each month ending in the holder’s taxation year and at which time the Offered Share is held, unless the holder makes a valid election to use either the “mark-to-market” method or the accrual method. The holder must include in income the amount so determined notwithstanding that the holder may not have received any corresponding cash distribution from FGX.
A corporation is not a foreign investment entity if the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all its property or if, throughout the taxation year, its principal undertaking is not an “investment business” within the meaning of those terms in the FIE Proposals. The FIE Proposals contain specific consolidation rules as well as other rules for the purposes of applying these tests. The determination of whether or not FGX is a foreign investment entity must be made on an annual basis at the end of each taxation year-end of FGX and no assurances can be given that FGX will not be a foreign investment entity at the end of any of its taxation years. The FIE Proposals are complex and have been subject to extensive commentary and amendments. No assurances can be given that the new rules will be enacted in the form anticipated. Holders should consult their own tax advisors regarding the application of the new rules in their particular circumstances.
     Reporting
The Tax Act and the regulations thereunder require a holder that is a “specified Canadian entity” to file an information return disclosing prescribed information where, at any time in a taxation year, the total cost amount of “specified foreign property” of the entity exceeds Cdn.$100,000. For these purposes, a “specified Canadian entity” includes, among other things, a taxpayer resident in Canada other than a corporation or trust exempt from tax under Part I of the Tax Act. The Offered Shares will be “specified foreign property” to a holder resident in Canada. The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required by any holder. Accordingly, holders of Offered Shares should consult their own tax advisors regarding these reporting requirements.
     Eligibility for Investment
Provided the Offered Shares are listed on a prescribed stock exchange under the Tax Act (which currently includes the NASDAQ), the Offered Shares would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan.
Rights of Action for Damages or Rescission
All of FGX’s respective directors and officers, the selling shareholders and the experts named herein are located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon FGX, the selling shareholders or such persons. All or a substantial portion of the assets of FGX, the selling shareholders and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against FGX, the selling shareholders or such persons in Canada or to enforce a judgment obtained in Canadian courts against FGX, the selling shareholders or such persons outside of Canada.

Securities legislation in certain of the provinces of Canada provides purchasers or requires purchasers to be provided with a remedy for rescission or damages where an offering memorandum and any amendment thereto contains a misrepresentation. As used herein, except where otherwise specifically defined, “misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement in the offering memorandum not misleading in light of the circumstances in which it was made. These remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limit prescribed by the applicable securities legislation.
Each purchaser should refer to provisions of the applicable securities legislation for the particulars of these rights or consult with a legal adviser.
Rights for purchasers in Ontario
In the event that this Canadian offering memorandum, together with any amendment hereto, delivered to a purchaser of Offered Shares resident in Ontario contains a misrepresentation and it was a misrepresentation at the time of purchase of Offered Shares by such purchaser, the purchaser will, without regard to whether the purchaser relied on the misrepresentation, have a right of action against FGX and the selling shareholders for damages or, while still the owner of the Offered Shares purchased by that purchaser, for rescission against FGX and the selling shareholders, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages against FGX and the selling shareholders, provided that:
(a)	an action is commenced to enforce such right (i) in the case of an action for rescission not more than 180 days after the date of purchase; or (ii) in the case of an action for damages not more than the earlier of (A) 180 days following the date the purchaser first had knowledge of the misrepresentation, or (B) three years after the date of purchase;

(b)	FGX and the selling shareholders will not be liable if they prove that the purchaser purchased the Offered Shares with knowledge of the misrepresentation;

(c)	in the case of an action for damages, FGX and the selling shareholdings will not be liable for all or any portion of the damages that they prove does not represent the depreciation in value of the Offered Shares as a result of the misrepresentation; and

(d)	in no case will the amount recoverable in any action exceed the price at which Offered Shares were sold to the purchaser.
The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law and are intended to correspond to the provisions of the relevant securities legislation and are subject to the defences contained therein.
Currency
Except where otherwise indicated, all dollar figures in this Canadian offering memorandum and in the accompanying U.S. Offering Document are expressed in United States dollars. On October 4, 2007, the rate of exchange of the U.S. dollar, expressed in Canadian dollars, based on the noon spot rate of the Bank of Canada was U.S. $1.00 = Cdn. $0.9983.
An investor resident in Canada will be subject to the normal currency risks associated with an investment denominated in foreign currency.

Language of Documents
Each purchaser who purchases Offered Shares will be deemed to represent to the dealer through whom such purchase is made that it is such purchaser’s express wish that all documents evidencing or relating in any way to the offering of Offered Shares be drawn up in the English language only. Chaque acheteur qui achète les actions offertes sera réputé déclarer au courtier par l’entremise duquel l’achat est effectué que c’est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des actions offertes, soient rédigés uniquement en anglais.